UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Bradar announces contracts in the estimated amount of

US$ 15 million in the area of remote sensing

Projects focus on mapping areas subject to natural disasters and on monitoring environmental preservation areas

Brasília, Brazil, October 4, 2013 – Bradar, the new name of OrbiSat Indústria e Aerolevantamento, a company controlled by Embraer Defense & Security, recently signed three important contracts in the area of remote sensing, in the estimated amount of US$ 15 million (36 million Brazilian Reais).

The objective of the first, with the Mineral Research and Resources Company (CPRM), is to map extreme risk areas in 74 Brazilian municipalities, with a total area of 90,000 square kilometers. The cities to be monitored were selected based on a study that pointed out the greatest probability of landslides and flooding. The project will take 15 months and is a part of the Federal government’s Accelerated Growth Program (PAC).

To carry out the mapping program, Bradar will use remote sensing technology Interferometric synthetic aperture radar that operates on the X and P bandwidths, which are capable of generating high-precision maps.

“We are very pleased to be able to take part in this project, because our product was proven to be qualified as the most adequate for this type of survey,” said Bradar President Maurício Aveiro. “We will be able to contribute data that is able to guide the actions of public authorities in preventing natural disasters and catastrophes in these municipalities.”

The other two contracts are focused on monitoring environmental preservation areas around the hydroelectric plants of Belo Monte, in the State of Pará, and Santo Antônio, in the State of Rondônia. At Belo Monte, Bradar will monitor the entire area of the plant and will produce high-precision maps. The purpose is to give support to the hydroelectric plant as it manages its basic environmental project of identifying possible deforestation areas, illegal encroachments, proliferation of aquatic plants (macrophytes), shifting earth, and others. The data will be fundamental for the plant to keep track of the field activities of implementing the enterprise.

As for the Santo Antônio plant, Bradar renewed the contract for monitoring the area around the company’s reservoir. This assists in providing monthly records for controlling approximately 2,800 square kilometers, for the purpose of identifying regions that undergo changes in the vegetation, like deforestation, changes along the edges, selective tree cutting, and new buildings, among other aspects.

“The services allows greater control over the preservation area of the reservoirs, while immediately stopping damages to the property and generating documents with highly precise facts and figures,” said Maurício Aveiro. “It is clear that using radar technology for monitoring large areas is effective.”

About Bradar

Bradar is the new name of OrbiSat Indústria e Aerolevantamento S.A., a company belonging to Embraer Defense & Security, specializing in remote sensing, as well as in designing and building radar for aerial and land surveillance. At its units in the cities of São José dos Campos and Campinas, the company has 200 employees.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates or to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

Valéria Rossi – (11) 3262-0884 / 99348-8562 – valeriarossi@rossicomunicacao.com.br

Claudia Pereira – (11) 3262-0884 / 99415-1457 – claudia.pereira@rossicomunicacao.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer